W. THOMAS CONNER
DIRECT LINE: 203.383.0590
Internet: thomas.conner@sablaw.com

                                  May 19, 2008

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
----------------------------------------------

Mr. Michael L. Kosoff
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: INITIAL REGISTRATION STATEMENTS ON FORM N-4 FOR METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS USA SEPARATE ACCOUNT A, FIRST METLIFE INVESTORS INSURANCE COMPANY, AND FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-148869, 333-148873, 333-148872, 333-148876,
                       ----------------------------------------------------
     333-148870, AND 333-148874)
     ---------------------------

Dear Mr. Kosoff:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA"), First MetLife Investors Insurance Company ("FMLI," and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One, we are responding to the comments that you provided to us on March 24, 2008 in connection with the above-referenced initial registration statements filed on January 25, 2008. Each of the Staff's comments is set forth below, followed by the Companies' response. To the extent that a responce indicates that the companies propose revised disclosure, the printers' proofs of the revised prospectuses attached hereto reflect those revisions.

COMMENTS APPLICABLE TO EACH INITIAL REGISTRATION STATEMENT (FILE NOS.
---------------------------------------------------------------------
333-148869, 333-148873, 333-148872, 333-148876, 333-148870, AND 333-148874
--------------------------------------------------------------------------

(1) HIGHLIGHTS (P.5)
    ----------------

     COMMENT: (a) Please confirm supplementally that the statement that your contract is controlling is not intended to prevent a contract owner from relying on any statement made within the registration statement. In addition, please make it clear that the variations are solely due to state law and that the prospectus discloses all material features. (METLIFE INVESTORS USA ONLY)

Michael Kosoff
May 16, 2008
Page 2

     RESPONSE: (a) On page 5, MLI USA has revised the "State Variations" section of the prospectuses in accordance with the revisions made in response to Staff comments on this same section in connection with the recent annual update of MLI USA's prospectuses, including deleting the statement regarding the contract and endorsements controlling and clarifying that the variations are solely due to state law. MLI USA also confirms the representation requested by the Staff in their previous comments that all material features of the contract are described in the prospectus.

     COMMENT: (b) Please consider adding a brief description of the death benefit and optional benefit riders to the "Highlights" section (including a comment about any consequences of excess withdrawals and any investment restrictions imposed).

     RESPONSE: (b) The Companies have considered adding to the "Highlights" section a brief description of the various optional riders. The Companies have concluded that this section would not be the best place to introduce the riders, because this section is intended to provide an overview of the fundamental nature and structure of a variable annuity contract, and therefore simply notes that the benefits are available. The Companies do believe, however, that there is value to a brief summary of the various benefits, and accordingly, when they recently amended their prospectuses in connection with annual updates, they expanded the sections of the prospectus discussing the rider to include introductory text. The Companies concluded that this proximity is most appropriate given that complete and detailed disclosure is necessary for contract owners to understand the riders.

(2) FEE TABLE (P.8)
    ---------------

     COMMENT: (a) Please clarify that the "Total Separate Account Annual Expenses including the Highest Charge for Optional Death Benefit" does not include the Enhanced Death Benefit, whose fee is based off some criteria other than separate account value. (METLIFE INVESTORS USA ONLY).

     RESPONSE: (a) On page 8 of the prospectus, the Fee Table lists the four death benefit rider expenses that are included in the "Total Separate Account Annual Expenses including the Highest Charge for Optional Death Benefit" calculation and the Enhanced Death Benefit rider expense is not listed. In addition, Note 3 to the Fee Table provides a cross reference to the section of the Fee Table that discloses the Enhanced Death Benefit rider expense. Thus, MLI USA believes that it is clear that the "Total Separate Account Annual Expenses including the Highest Charge for Optional Death Benefit" does not include the Enhanced Death Benefit rider expense.

     COMMENT: (b) Please list the charges for a GWB that are effective upon Automatic Step-Up before you list the charges that apply to that GWB before the Step-Up.

     RESPONSE: (b) The Companies believe that it is most logical to present the charges for a GWB that apply prior to a Step-Up before the charges for a GWB that are effective upon Automatic Step-Up because this presentation is indicative of the order in which the charges are likely to occur. Specifically, the charge for the GWB prior to a Step-Up is

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Michael Kosoff
May 16, 2008
Page 3

     the current charge that a contract owner will pay for the GWB, while the charge for a GWB that is effective upon Automatic Step-Up is the maximum charge that a contract owner will pay only in the event of a Step-Up and only if the charge applicable to contract purchases at the time of the Step-Up is higher than the current GWB charge.

     COMMENT: (c) Please note any impermissible rider combinations in the Fee Table.

     RESPONSE: (c) The Companies have revised the disclosure to note any impermissible rider combinations in the Fee Table.

(3) TOTAL ANNUAL FUND OPERATING EXPENSES (PP. 10-11)
    ------------------------------------------------

     COMMENT: (a) In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

     RESPONSE: (a) To the Companies' knowledge, none of the Underlying Funds impose a short-term redemption fee.

     COMMENT: (b) Please confirm supplementally that a range of portfolio expenses reflect gross fees.

     RESPONSE: (b) The Companies confirm that the range of portfolio expenses reflects gross fees.

     COMMENT: (c) Please note that contractual waivers and reimbursements ending in less than one year from the effective date of the prospectuses cannot be reflected in the fee tables.

     RESPONSE: (c) When updating the expenses of the Underlying Funds, the Companies will ensure that the waivers and reimbursements reflected in the Fee Table are within one year of the effective date of the prospectus.

     COMMENT: (d) Please be sure to include footnotes to the individual fund fee tables describing the contractual fee waivers or expenses reimbursements listed in the individual fund fee tables.

     RESPONSE: (d) The Companies will include footnotes to the individual fund fee tables describing the contractual fee waivers or expense reimbursements listed in the individual fee tables.

(4) TERMINATION FOR LOW ACCOUNT VALUE (P.15)
    ----------------------------------------

     COMMENT: Please explicitly state that the guaranteed withdrawal benefits are not subject to this termination.

Michael Kosoff
May 16, 2008
Page 4

     RESPONSE: The Companies will provide the requested clarification; the Companies believe the most appropriate place for the disclosure is in the "Termination of the Lifetime Withdrawal Guarantee II Rider" section of the prospectuses in the third bullet which has been revised as follows:

          "(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee II rider charge from the account value and thereby your contract is terminated (you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract)"

(5) INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS (P.16)
    ------------------------------------------------------------

     COMMENT: Please confirm supplementally that account value changes due to subaccount performance between rebalancing will not violate the allocation restrictions.

     RESPONSE: The Companies confirm that account value changes due to subaccount performance between rebalancing will not violate the allocation restrictions.

(6) FREE LOOK (P.17)
    ----------------

     COMMENT: Please clarify that in states that require return of premium you will refund the greater of contract value or net premiums.

     RESPONSE: The Companies respectfully decline to add such disclosure because it would require a change in the Companies' current policies regarding free look rights that would be costly and burdensome and is not necessary for investor protection. Under the Companies' existing procedures, in states that require insurers to return premium payments during the free look period, the Companies refund premium payments even if the surrender value is higher (which, of course, would be extremely rare). (In this regard, we note that the Companies are not "forcing" initial premium payments to a money market subaccount during the free look period so the Companies are not subject to the conditions of certain "no action" letters that request that upon exercise of the free look right, contract owners will receive the greater of contract value and premium payments. SEE MONY AMERICA VARIABLE ACCOUNT A, SEC No-Action Letter (pub. avail. Oct. 26, 1988); LBVIP VARIABLE ANNUITY ACCOUNT I, SEC No-Action Letter (pub. avail. Jan. 22,
     1988); and FIDELITY INVESTMENTS VARIABLE ANNUITY ACCOUNT I, SEC No-Action Letter (pub. avail. Dec. 8, 1987)). While erstwhile contract owners clearly should be entitled to their contract's surrender value at any time after the free look period, the Companies believe it is entirely appropriate to refund premium payments rather than giving the surrender value to a contract owner who has chosen to end his or her relationship with the Companies during the free look period.

Michael Kosoff
May 16, 2008
Page 5

     Moreover, the Companies' administrative systems are not currently capable of returning the greater of purchase payments or surrender value in states that only require return of purchase payments. Accordingly, it would be a significant administrative and financial burden for the Companies' to change their systems. Furthermore, the Companies note that Rule 6e-3(T) under the Investment Company Act of 1940 (the "1940 Act") provides that an insurer is exempt from Section 27(f), so long as the insurer permits a contract owner to withdraw from the contract during a specified time period (the "free look" period) and the insurer refunds the contract owner cash value plus charges, provided that "...if state law or the contract so
                         -------------
     require, the redeeming contract [owner] shall receive a refund of all payments made for such contract." Although Rule 6e-3(T) is not applicable in this situation, the Companies believe the fact that there is no "greater of" standard apparent in this rule is an indication that the Commission did not determine it is necessary to provide a "greater of" free look right to variable contract owners generally.

(7) ACCUMULATION UNITS (P.17)
    -------------------------

     COMMENT: The prospectus notes in clause two that an element in the determination of Accumulation Unit Value is "1 minus the Separate Account product charges." Since those charges are a dollar amount, please clarify how those charges are converted for purposes of this calculation.

     RESPONSE: The Separate Account product charges are reflected in the Fee Table in percentage terms. These percentages are used to determine the Accumulation Unit Value. Accordingly, the Companies believe that the prespectus makes it clear that the term "Separate Account product charges" refers to percentage amounts of the charges.

(8) TRANSFER (PP. 19-20)
    --------------------

     COMMENT: (a) Please define the term "transfers" (i.e., Are all allocations made in a single valuation day considered a single transfer?)

     RESPONSE: (a) The Companies believe that transfers are adequately described in the "Transfers" section of the prospectuses. The Companies currently disclose in the "Transfers" section that all transfers made on the same business day will be treated as one transfer. In addition, contract owners seeking to make transfers will receive additional information about the nature of the transfer on the transfer form prior to making the transfer (i.e., whether the transfer amount is in dollars or in a percentage).

     COMMENT: (b) Please include a warning stating that as a result of the 25% restriction on transfers out of the fixed account, it may take a number of years to effectively move all of one's account value from the fixed account to the variable investment options. (METLIFE INVESTORS USA ONLY)

     RESPONSE: (b) MLI USA believes that the disclosure stating that there is a 25% restriction on transfers out of the fixed account is sufficient to warn contract owners that it could take a maximum of 5 years to effectively move account value out of the fixed

Michael Kosoff
May 16, 2008
Page 6

     account to the variable investment options. Accordingly, MLI USA does not believe it is necessary to revise the disclosure.

     COMMENT: (c) Please confirm that any suspension of the transfer privilege will take place pursuant to Section 22(e) of the Investment Company Act of 1940.

     RESPONSE: (c) The Companies confirm that any suspension of transfer privilege will take place pursuant to Section 22(e) of the Investment Company Act of 1940.

     COMMENT: (d) Please explain where the contractholders funds are placed when transfers are broken down into redemption and purchase requests, and whether any interest is accrued between the time of redemption and purchase.

     RESPONSE: (d) In the event of a time of drastic economic or market conditions, to the extent there were to be a lag in time between (i) the date a source investment portfolio next determined accumulation unit value ("AUV"), and (ii) the date a Company received redemption proceeds from the source portfolio, the proceeds would remain with the source portfolio until they were transmitted to the Company. As soon as the Company received the proceeds, it would effectuate the purchase of the new investment portfolio at the next determined AUV and the proceeds would be submitted on that date to the portfolio. The source proceeds would not "sit" at the Company in this type of situation.

(9) EXPENSES (PP. 25-29)
    --------------------

     COMMENT: (a) With regard to the death benefit charge and withdrawal charge, please briefly describe what is provided in consideration of the charges as per Form N-4, Item 6(a).

     RESPONSE: (a) The Companies have revised the prospectuses to add the following disclosure to the "Death Benefit Rider Charges" section: "If you select a death benefit rider, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit." In addition, the Companies have revised the prospectuses to add the following disclosure under the "Withdrawal Charge" section: "We impose a withdrawal charge to reimburse us for contract sales expense, including commissions and other distribution, promotion, and acquisition expenses."

     COMMENT: (b) With regard to the death benefit rider charges, please reconcile the language that states the charge is assessed by canceling accumulation units with the language in the Accumulation Units section (p.
     17) which implies that the charge is assessed by reducing accumulation unit value.

     RESPONSE: (b) In the "Death Benefit Rider Charges" section, the disclosure stating that the charge is assessed by canceling accumulation units only applies to the Enhanced Death Benefit rider. It does not apply to the Principal Protection Death Benefit, the Annual Step-Up Death Benefit, the Compounded-Plus Death Benefit, or the Additional Death Benefit--Earnings Preservation Benefit riders. The Companies believe that this

Michael Kosoff
May 16, 2008
Page 7

     distinction is clear in the "Death Benefit Rider Charges" section. To clarify this distinction in the "Accumulation Units" section, the Companies have revised the second numerical bullet as follows:

          "(2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Principal Protection Death Benefit, Annual Step-Up Death Benefit, the Compounded-Plus Death Benefit, and/or the Additional Death Benefit--Earnings Preservation Benefit) for each day since the last business day and any charges for taxes."

     COMMENT: (c) The prospectus states on page 26 that you "may" reset the LWG II charge upon reset. Please clarify the circumstances under which you would not reset the rate and whether the rate reset would occur even if the investor refuses the Step-Up.

     RESPONSE: (c) The Companies would not reset the LWG II charge if the charge at the time of the step-up was the same as the charge that the Companies were currently charging new contract owners for the same rider. The Companies also would also not reset the LWG II charge if a contract owner refuses the step-up in writing.

(10) SUSPENSION OF PAYMENTS OR TRANSFER (P.32)
     -----------------------------------------

     COMMENT: Please explain your legal basis for refusing requests for withdrawals in furtherance of anti-money laundering and counter terrorism, in light of section 22(e) of the Investment Company Act of 1940.

     RESPONSE: The Companies believe that they have a legal basis for refusing requests for withdrawals in furtherance of anti-money laundering and counter terrorism. Specifically, there have been a number of economic sanctions programs administered by the Department of Treasury's Office of Foreign Assets Control ("OFAC") that provide for the blocking of assets owned by or held for the benefit of certain foreign countries and designated individuals, such as terrorists and narcotics traffickers ("Designated Persons"). For example, the OFAC regulations implementing Executive Order 13224 (Sept. 23, 2001) ("Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism") provide: "Unless otherwise authorized by this part or by a specific license expressly referring to this section, any dealing in any security (or evidence thereof) held within the possession or control of a U.S. person and either registered or inscribed in the name of or known to be held for the benefit of [certain Designated Persons] is prohibited." 31 CFR (S)594.210(b).

     Consequently, while this regulation would prohibit an insurance company from opening an account for a Designated Person, it would also on its face prohibit an insurance company from providing redemption proceeds to a person who, for instance, became a Designated Person after his or her acquisition of the securities or where it became known to the insurance company after the securities were issued that they were being held for the benefit of a Designated Person. The Companies are not aware of any regulation or

Michael Kosoff
May 16, 2008
Page 8

     interpretive position stating specifically that these and similar OFAC regulations preempt Section 22(e) of the Investment Company Act of 1940. However, it would appear that the national security purposes of these regulations would be compromised if they did not preempt, as far as Designated Persons are concerned, other federal and state laws and regulations such as Section 22(e) that provide generally for the right to redeem or sell certain assets. In this regard, a "Frequently Asked Question" or "FAQ" on OFAC's website addressing State insurance statutes that limit an insurer's ability to withhold claim payments states that "OFAC's regulations under the Trading with the Enemy Act and the International Emergency Economic Powers Act are based on Presidential declarations of national emergency and preempt state insurance regulations."

(11) LIVING BENEFITS (P.32)
     ----------------------

     COMMENT: Please briefly explain the differences between the two living benefit riders and describe, in general terms, which one might be preferable over the other.

     RESPONSE: The Companies have revised the prospectuses to replace the second paragraph in the "Guaranteed Withdrawal Benefits" section with the following: "The Principal Guarantee rider is designed to guarantee that at least the entire amount of purchase payments you make will be returned to you through a series of withdrawals without annuitizing, regardless of investment performance, as long as withdrawals in any contract year do not exceed the maximum amount allowed under the rider. With the Lifetime Withdrawal Guarantee II rider, you get the same benefits, but in addition, if you make your first withdrawal on or after the date you reach age 59 1/2, you are guaranteed income without annuitizing for your life (and the life of your spouse, if the Joint Life version of the rider was elected), even after the entire amount of purchase payments has been returned." The Companies believe that this revised disclosure will assist contract owners to determine which rider might be preferable.

(12) LIFETIME WITHDRAWAL GUARANTEE II (PP. 34-38)
     --------------------------------------------

     COMMENT: (a) Please place in bold the effects of excess withdrawals.

     RESPONSE: (a) The Companies will bold the disclosure that discusses the effects of excess withdrawals.

     COMMENT: (b) With regard to the annual benefit payment, the prospectus states that one may be able to get a higher income amount by annuitizing your contract. If annuitizing may result on a lower income amount, please also warn of that fact.

     RESPONSE: (b) The Companies respectfully decline to include the alternative risk disclosure regarding annuitization because the possibility that annuitizing may result in a lower income amount than the annual benefit payment is not a risk associated with the Lifetime Withdrawal Guarantee II rider.

Michael Kosoff
May 16, 2008
Page 9

     COMMENT: (c) With respect to your statement that you do not include withdrawal charges for the purpose of calculating whether there is an excess withdrawal, please disclose how (or whether) you consider withdrawal charges at all in making the GWB calculations.

     RESPONSE: (c) If a withdrawal reduces the Total Guaranteed Withdrawal Amount and/or the Remaining Guaranteed Withdrawal Amount, then the applicable withdrawal charge will also be deducted from these amounts. If the withdrawal reduces these amounts in the same proportion that the withdrawal reduces account value, then the withdrawal charge will also reduce these amounts in the same proportion that the withdrawal charge reduces account value. Similarly, if the withdrawal reduces these amounts on a dollar-for-dollar basis, then the withdrawal charge will also reduce these amounts on a dollar-for-dollar basis. To clarify these points, the Companies have revised the prospectus to add the parenthetical "(including any applicable withdrawal charge)" in the appropriate places in the "Total Guaranteed Withdrawal Amount" section and the "Remaining Guaranteed Withdrawal Amount" section.

     COMMENT: (d) With regard to the Automatic Annual Step-up, please explicitly state whether the step-up is taken before or after the Compounding.

     RESPONSE: (d) The Companies disclosed earlier in the prospectus that the comparison of account value to the Total Guaranteed Withdrawal Amount takes place after compounding, under the "Guaranteed Withdrawal Benefit - Rider Charge" subheading under "Expenses." However, to further clarify, the Companies have also revised the prospectuses to add the parenthetical "(after compounding)" immediately following the term "Total Guaranteed Withdrawal Amount" in the first sentence under the "Automatic Annual Step-Up" subheading.

     COMMENT: (e) Please consider moving the Investment Allocation Restrictions subsection to the beginning of the section describing the rider.

     RESPONSE: (e) The Companies believe that the "Investment Allocation Restrictions" subsection appropriately appears towards the end of the "Lifetime Withdrawal Guarantee II Rider" section because this is the most logical and straightforward way to present the disclosure for this rider. In this regard, the Companies believe that a detailed description of the rider, which discusses the risks and benefits of the rider, should appear before the investment allocation restrictions.

     COMMENT: (f) Please confirm in the Additional Information subsection, that the lump sum payment is reduced by partial withdrawals on a dollar-for-dollar basis.

     RESPONSE: (f) The Companies confirm that the lump sum payment is reduced by partial withdrawal on a dollar-for-dollar basis. To clarify, the Companies revised the prospectuses to add the parenthetical "(deducted on a dollar-for-dollar basis)" immediately following "...payments less any partial withdrawals" at the end of the third sentence under the "Additional Information" subsection.

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Michael Kosoff
May 16, 2008
Page 10

     COMMENT: (g) Please clarify the extent to which the other contract benefits remain if the rider terminates for insufficient value.

     RESPONSE: (g) The Companies have confirmed that in the event the rider terminates for insufficient value, the contract is also terminated and therefore the contract owner no longer has any rights under the contract. To further clarify, the Companies have revised the third numerical bullet in the "Termination of the Lifetime Withdrawal Guarantee II Rider" section of the prospectuses to read as follows:

          "(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee II rider charge from the account value and thereby your contract is terminated (you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract)"

     COMMENT: (h) The prospectus states that the Remaining Withdrawal Amount may be selected as a death benefit and would be paid "instead of the contractual death benefit...." Please clarify whether election of this amount as the death benefit terminates any further obligation to pay for other death benefits.

     RESPONSE: (h) The Companies confirm that under the Lifetime Withdrawal Guarantee II rider, once a contract owner elects to receive the Remaining Withdrawal Amount as a death benefit instead of the contractual death benefit, the contract owner is no longer required to pay the contractual death benefit charge. To further clarify, the Companies have revised the "Additional Information" subsection of the prospectuses to read as follows:
     "This death benefit will be paid instead of the applicable contractual death benefit or the additional death benefit amount calculated under the LWG II as described above and there is no longer an obligation to pay the charge for the contractual death benefit." In addition, the Companies confirm that under the Principal Guarantee rider, once a beneficiary elects to receive a payout of the Benefit Base as a death benefit instead of the contractual death benefit, there is no longer an obligation to pay the contractual death benefit charge. To further clarify, the Companies have revised the "Additional Information" subsection of the prospectuses to read as follows: "If the contract owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the Principal Guarantee rider is in effect, your beneficiary may elect to receive a payout of the Benefit Base instead of the applicable contractual death benefit as described above and there is no longer an obligation to pay the charge for the contractual death benefit."

     COMMENT: (i) Please note that we will need to re-review this section once the examples are included.

     RESPONSE: (i) The Companies have noted that the Staff will need to re-review the Lifetime Withdrawal Guarantee II section once the examples are included. The

Michael Kosoff
May 16, 2008
Page 11

     Companies have provided the Lifetime Withdrawal Guarantee II rider examples in the prospectuses.

13. PRINCIPAL GUARANTEE (PP. 38-41)
    -------------------------------

     COMMENT: (a) Please explicitly state in bold that this guarantee does not guarantee that one can withdraw 100% of their principal out of the contract in a lump sum.

     RESPONSE: (a) The Companies confirm that the requested disclosure is already provided in the "Managing Withdrawals" subsection under the "Facts about Guaranteed Withdrawal Benefit Riders" subsection. The Companies have bolded this disclosure so that it will be highlighted for contract owners.

     COMMENT: (b) With regard to the Benefit Base calculation, please revise the third bullet point to the extent possible in order to make it easier to read.

     RESPONSE: (b) The Companies have revised the third bullet as follows:

     . Less the amount of any withdrawals. In the following two situations we will further reduce the Benefit Base by an amount equal to the difference between the Benefit Base after the decrease for the withdrawal and your account value after the decrease for the withdrawal.

          . If a withdrawal from your contract is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), or

          . If a withdrawal from your contract results in cumulative withdrawals (including withdrawal charges) for the current contract year exceeding the Annual Benefit Payment and the resulting Benefit Base exceeds the account value.

     COMMENT: (c) Please confirm supplementally that the Optional Reset does not have any effect on the withdrawal rate.

     RESPONSE: (c) The Companies confirm that the Optional Reset does not have any effect on the withdrawal rate.

     COMMENT: (d) Please note that we will need to re-review this section once the examples are included.

     RESPONSE: (d) The Companies have noted that the Staff will need to re-review the Principal Guarantee section once the examples are included. The Companies have provided the Principal Guarantee examples in the prospectuses.

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Michael Kosoff
May 16, 2008
Page 12

14. DEATH BENEFIT (PP. 42-47)
    -------------------------

     COMMENT: (a) Please include examples of how the death benefits operate. If done through an appendix, please include cross-references where appropriate.

     RESPONSE: (a) The Companies will provide examples of how the Enhanced Death Benefit operates in an appendix and will include a cross-reference in this section to the appropriate appendix within the prospectuses. The Companies have concluded that it is not necessary to provide examples for the other death benefits, given their relatively straightforward nature.

     COMMENT: (b) Please consider moving the Enhanced Death Benefit Description after the description of the other optional death benefits, since this death benefit is unique from the others in terms of the charge structure. (METLIFE INVESTORS USA ONLY)

     RESPONSE: (b) MLI USA has considered the Staff's request, and has concluded that the Enhanced Death Benefit description is most appropriately placed in its current location. MLI USA believes that the prospectuses adequately explain the charge structure of the Enhanced Death Benefit and therefore, contract owners will not be confused between the Enhanced Death Benefit rider's charge structure and the charge structure of the other death benefit riders.

     COMMENT: (c) With regard to the Enhanced Death Benefit, there is language stating the death benefit will not be less than the highest account value on any anniversary. Please include disclosure stating that this is only true if the Automatic Annual Step-Up is in place.

     RESPONSE: (c) The statement as it stands is correct. The death benefit will never be less than the Highest Account Value on any anniversary for the following reason. Under the Enhanced Death Benefit rider, the death benefit base is defined as the greater of the Highest Account Value on any anniversary or as purchase payments adjusted to reflect the Annual Increase Amount. If on a particular contract anniversary, the account value is higher than the Annual Increase Amount, and if on that same anniversary, the Automatic Annual Step-Up was elected, than the Annual Increase Amount would be increased to equal that of the account value. However, even if the Automatic Annual Step-Up was not elected, the death benefit would still never be less than the Highest Account Value on any anniversary.

     COMMENT: (d) With regard to the Enhanced Death Benefit Rider, please move the subsection regarding investment restriction to the beginning of the section describing this rider. Alternatively, please mention the investment restrictions at the beginning of the section describing this death benefit. (METLIFE INVESTORS USA ONLY)

     RESPONSE: (d) MLI USA believes that the "Investment Allocation Restrictions" subsection appropriately appears towards the end of the "Optional Death Benefit--Enhanced Death Benefit" section because this is the most logical and straightforward way to present the disclosure for this rider. MLI USA believes that a detailed description

Michael Kosoff
May 16, 2008
Page 13

     of the rider, which discusses the risks and benefits of the rider, should appear before the investment allocation restrictions.

     COMMENT: (e) With regard to the Compounded-Plus, please consider renaming the second prong something other then "enhanced death benefit" to avoid any confusion with another rider offered under this contract. (METLIFE INVESTORS USA ONLY

     RESPONSE: (e) MLI USA has revised the disclosure in the second prong to remove references to the "enhanced death benefit."

     COMMENT: (f) Please make it clear which death benefit riders can be held at the same time as the Earnings Preservation Benefit. (METLIFE INVESTORS USA
     ONLY)

     RESPONSE: (f) The Earnings Preservation Benefit can be held at the same time as any other rider and MLI USA believes that disclosure in the prospectuses is consistent with this fact.

15. FEDERAL INCOME TAX STATUS (P. 47)
    ---------------------------------

     COMMENT: Please include a section that clearly describes the concept of Required Minimum Distributions.

     RESPONSE: The Companies believe that the disclosure under the "Required Minimum Distributions" subsection under the "Living Benefits" section sufficiently describes the concept of Required Minimum Distributions.

16. POSSIBLE TAX LAW CHANGES (P. 52)
    --------------------------------

     COMMENT: Please describe who must be notified of any changes to the contract as per item 7(c)(iii) of Form N-4.

     RESPONSE: The Companies have revised the prospectuses to add the following sentence in the "Possible Tax Law Changes" subsection: "We will notify you of any changes to your contract."

17. SERIES AND CLASS IDENTIFIES
    ---------------------------

     COMMENT: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

     RESPONSE: The contract name on the front cover page of the prospectuses has been changed from Pioneer A, Pioneer B, and Pioneer C to Pioneer PRISM, Pioneer PRISM XC, and Pioneer PRISM L, respectively. This name change will also be reflected on the EDGAR class identifier for the contracts in the next filing.

Michael Kosoff
May 16, 2008
Page 14

18. GUARANTEES AND SUPPORT AGREEMENTS
    ---------------------------------

     COMMENT: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

     RESPONSE: MLI USA has no agreements; FMLI does, and the agreements are disclosed in the applicable statements of additional information.

19. FINANCIAL STATEMENTS, EXHIBITS, MISSING INFORMATION, AND OTHER INFORMATION
    --------------------------------------------------------------------------

     COMMENT: Please confirm that the financial statements, exhibits, and information missing from the initial registration statement will be filed by a pre-effective amendment to the registration statement.

     RESPONSE: The Companies confirm that the financial statements, exhibits, and information missing from the initial registration statement will be filed by a pre-effective amendment to the registration statement.

20. TANDY REPRESENTATION
    --------------------

     COMMENT: Please provide the appropriate Tandy representation.

     RESPONSE: The Companies will submit a letter under separate cover acknowledging the Tandy representation.

COMMENTS APPLICABLE ONLY TO FILE NOS. 333-148870, AND 333-148874
----------------------------------------------------------------

(1) PURCHASE PAYMENT CREDIT
    -----------------------

     COMMENT: (a) Please confirm supplementally that the registrant has relief under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and Rule 22c-1 thereunder for the recapture of certain bonus credits.

     RESPONSE: (a) The Companies believe that they are not required to obtain relief under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and Rule 22c-1 because the Companies are currently only recapturing the purchase payment credits during the free look period and the contract owners receive any investment gain on the purchase payment credits, while the Companies bear any loss.

     COMMENT: (b) Please disclose that you expect to make a profit from the bonus charges.

     RESPONSE: (b) The Companies do not expect to make any additional profit from such higher charges. Rather, the higher charges associated with the bonus are imposed merely to offset the cost of the bonus.

Michael Kosoff
May 16, 2008
Page 15

     COMMENT: (c) Please confirm the bonus credits are not included in the examples and that the figures do not reflect any additional fee attributable to the bonus amount.

     RESPONSE: (c) The Companies confirm that the bonus credits are not included in the examples and that the figures do not reflect any additional fee attributable to the bonus amount.

                                      * * *

     We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ W. Thomas Conner
                                        ----------------------------------------
                                        W. Thomas Conner

Enclosures

cc:  Paula Minella, Esq.
     Lisa Flanagan, Esq.